UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                         (Amendment No. _______)*


                          THE TURNER CORPORATION
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                                 900273103
                              (CUSIP Number)

       G.J. Records, Jr., Midland Financial Co., 501 West I-44 Road,
                 Oklahoma City, OK 73118   (405) 840-7640
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               May 31, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Records Company, A Limited Partnership
     IRS #73-1470906

2.   Check the Appropriate Box if a Member of a Group:    (a) [ ]
                                                          (b) [ ]

3.   SEC Use Only:


4.   Source of Funds:

     00

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):                   [ ]


6.   Citizenship or Place of Organization:

     Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.   Sole Voting Power:

     267,500

8.   Shared Voting Power:


9.   Sole Dispositive Power:

     267,500

10.  Shared Dispositive Power:


11.  Aggregate Amount Beneficially owned by Each Reporting
     Person:

     267,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain
     Shares:                                                [ ]


13.  Percent of Class Represented by Amount in Row (11):

     5.17%

14.  Type of Reporting Person:

     PN
- --------------------------------------
Item 1.   Security and Issuer.

     This statement relates to the common stock of The Turner
Corporation, whose principal executive offices are at 375 Hudson
Street, New York, New York 10014.

Item 2.   Identity and Background.

     This statement is being filed by The Records Company, A Limited Partnership (the "Partnership"), an Oklahoma limited partnership. George J. Records is the sole general partner of the Partnership (the "General Partner"). The business address of the Partnership and the General Partner is c/o Midland Financial Co., 501 West I-44 Road, Oklahoma City, Oklahoma 73118. The principal occupation of Mr. Records is Chairman of the Board of Midland Financial Co.

     Neither the Partnership nor the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Partnership nor the General Partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The General Partner is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     The 267,500 shares reported herein (the "Shares") were transferred to the Partnership by The Nancy Johnston Trust (the "Trust") in connection with the termination and liquidation of the Trust effective May 31, 1995. George J. Records is the sole trustee of the Trust. Contemporaneous with the transfer of the Shares to the Partnership, the Partnership borrowed monies from Midland Financial Co. and Firstinsure, Inc. in order to pay off loans made to the Trust for its purchase of the Shares. This indebtedness consisted of $1,275,000 borrowed from Midland Financial Co. and $309,000 borrowed from Firstinsure, Inc.

Item 4.   Purpose of Transaction.

     The Shares are held by the Partnership for investment purposes. The Partnership has no plans or proposals which relate to or would result in any of the actions enumerated in clauses
(a) through (j) of this item.

Item 5.   Interest in Securities of the Issuer.

          (a)(b)(c) The Partnership acquired the 267,500 Shares from the Trust on May 31, 1995. The Shares represent approxi-

mately 5.17% of the 5,172,977 shares believed to be outstanding.
The General Partner, alone, has the power to vote or direct the vote and the power to dispose or to direct the disposition of all the Shares.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          The Shares have been pledged to secure the Partnership's obligations under the Revolving Credit Agreements with Midland Financial Co. and Firstinsure, Inc. filed herewith as Exhibits 1 and 3. The terms of such pledges are set forth in the Pledge Agreements filed herewith as Exhibits 2 and 4.

Item 7.   Material to be Filed as Exhibits.

          The following are filed as exhibits:

Ex. No.

  1 Revolving Credit Agreement dated May 31, 1995 between the Partnership and Midland Financial Co.

  2       Pledge Agreement dated May 31, 1995 between the
          Partnership and Midland Financial Co.

  3 Revolving Credit Agreement dated May 31, 1995 between the Partnership and Firstinsure, Inc.

  4       Pledge Agreement dated May 31, 1995 between the
          Partnership and Firstinsure, Inc.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 1995                    THE RECORDS COMPANY, A LIMITED
                                PARTNERSHIP


                                By  GEORGE J. RECORDS
                                    George J. Records
                                    General Partner